Exhibit 6.9

Case Study: LED Customers Buying Pattern

Study Started/Completed: April 14th, 2017/May 14th, 2017

Study Site: Ten South Florida Home Depot Stores

Reason for Study: To understand why consumers are or are not buying LED lighting and why. To also understand what those that are working at Home Depot are experiencing with the sale of LED at the store level. The idea behind the study was not to extrapolate exact data, but rather to get a “snapshot” of the market in terms of market breadth/acceptance.

Regarding our Study:

-Selected 10 stores with a mix of those that are located in areas with a high population of younger families and others in locations where a higher preponderance of 55 and over communities were located.

-Selected Friday, Saturday and Sundays, which tend to be the busiest days for the average consumer.

-Spoke to customers in the aisle that was specifically for LED bulbs. Also spoke to customers near the return desk. The survey is reflective of questions and conversations for the first 100 customers in each store that were able to specifically answer our questions. One thousand customers total.

-Spoke to salesman in the lighting aisle, associates at the return desk and department and/or store managers as well.

Questions we addressed:

-Did consumer come to the store knowing specifically what to buy or did they need advice to make their purchase(s).

-Did the salesperson that helped you truly understand your needs and make you feel comfortable that you made the right choice?

-What type of return percentage of LED were stores seeing? Conclusion:

It became abundantly clear that the LED market is missing a tool and/or algorithm that will help the average consumer to select the right LED bulb/fixture for their needs.

Many people had already tried LED a few times and were frustrated. Others understood that LED can save them money on their electric bill and that they can last a long time. However, they were unable to make the correlation of traditional lighting that they’ve been used to their entire lives, to a newer technology LED bulb. In other words, not all LED bulbs are equal.

Furthermore, the specification ranges that LED manufacturers use, make it very difficult to buy LED bulbs by simply trusting what’s printed on the box. I’ve seen a handful of LED bulbs that all say 60 -watt replacements on their box, but when you compare them, they all output a varying amount of light.

I’ve also seen a handful of other bulbs that have “warm white” printed on the box. Once again, when you compare them with each other, they all appear to be a slightly different color.

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There is a much easier way. A simple question based system that allows customers to get it right on their first try.

	Knew what they needed to buy	Found suitable help at store level	Return Rate (%)
Boca Raton (#204)	9 out of 100	5 out of 100	37
Boynton Beach (#224)	8 out of 100	7 out of 100	28
Coral Springs (#284)	11 out of 100	5 out of 100	35
Deerfield Beach (#218)	9 out of 100	5 out of 100	37
Pompano Beach (#208)	9 out of 100	3 out of 100	35
Oakland Park (#249)	9 out of 100	5 out of 100	36
Lake Worth (#205)	7 out of 100	5 out of 100	41
Jupiter (#274)	12 out of 100	4 out of 100	40
Sunrise (#258)	9 out of 100	6 out of 100	33
Davie (#222)	9 out of 100	5 out of 100	36

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